SOLITARIO RESOURCES CORP.
4251 Kipling Street, Suite 390
Wheat Ridge, Colorado 390

December 22, 2023

BY EDGAR

United States Securities and Exchange Commission
Attention: Liz Packebusch
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        Solitario Zinc Corp.
Registration Statement on Form S-3
File No. 333- 275925

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated so that the same will become effective at 4:30 p.m. Eastern Time on December 27, 2023, or as soon thereafter as practicable.

Very truly yours,

SOLITARIO RESOURCES CORP.

By: /s/ James Maronick
Name: James Maronick
Title: Chief Financial Officer

cc:
Peter F. Waltz